UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in May 2023 A Passenger Traffic Increase of 10.4% Compared to 2022

GUADALAJARA, Mexico, June 05, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of May 2023, compared with the same period of 2022.

For May 2023, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 10.1%, compared to the same period in 2022. Guadalajara, Tijuana, Los Cabos, and Puerto Vallarta presented an increase in passenger traffic of 16.1%, 7.3%, 5.2%, and 1.0% respectively, compared to May 2022. On the other hand, Montego Bay increased by 10.2% and Kingston by 22.1%, compared to 2022.

Domestic Terminal Passengers (in thousands):

Airport	May-22	May-23	% Change	Jan – May 22	Jan – May 23	% Change
Guadalajara	934.0	1,078.3	15.4%	4,181.5	5,089.0	21.7%
Tijuana*	690.5	743.4	7.7%	3,183.3	3,582.3	12.5%
Los Cabos	213.0	242.8	14.0%	939.9	1,173.1	24.8%
Puerto Vallarta	233.1	237.9	2.1%	959.7	1,137.6	18.5%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	140.1	187.6	33.9%	659.2	881.9	33.8%
Hermosillo	163.0	170.7	4.8%	703.5	822.6	16.9%
Kingston	0.0	0.3	493.0%	0.4	0.5	30.3%
Mexicali	96.0	121.4	26.4%	488.2	600.8	23.1%
Morelia	56.2	64.1	13.9%	259.7	316.2	21.7%
La Paz	90.7	97.4	7.4%	422.7	420.2	(0.6%)
Aguascalientes	66.5	51.9	(21.9%)	293.1	255.2	(12.9%)
Los Mochis	36.7	38.9	6.1%	169.2	174.6	3.2%
Manzanillo	8.5	8.5	0.1%	40.3	44.3	10.0%
Total	2,728.3	3,043.2	11.5%	12,300.6	14,498.3	17.9%

International Terminal Passengers (in thousands):

Airport	May-22	May-23	% Change	Jan – May 22	Jan – May 23	% Change
Guadalajara	372.8	439.1	17.8%	1,688.1	2,064.8	22.3%
Tijuana*	324.4	345.3	6.4%	1,585.2	1,769.3	11.6%
Los Cabos	372.9	373.5	0.2%	1,912.2	2,196.1	14.8%
Puerto Vallarta	255.9	256.2	0.1%	1,661.0	2,017.1	21.4%
Montego Bay	365.6	402.8	10.2%	1,695.8	2,208.3	30.2%
Guanajuato	59.3	69.1	16.6%	291.6	344.8	18.2%
Hermosillo	7.2	6.2	(13.3%)	31.8	30.8	(3.3%)
Kingston	115.8	141.1	21.9%	500.4	681.7	36.2%
Mexicali	0.5	0.6	13.7%	2.2	2.8	25.2%
Morelia	40.3	47.8	18.6%	194.0	246.4	27.0%
La Paz	1.5	1.3	(14.2%)	11.3	6.4	(43.6%)
Aguascalientes	19.1	25.0	31.2%	84.9	108.4	27.7%
Los Mochis	0.7	0.6	(11.6%)	3.1	2.9	(4.5%)
Manzanillo	4.5	3.2	(29.0%)	36.8	40.5	10.0%
Total	1,940.4	2,111.8	8.8%	9,698.5	11,720.3	20.8%

Total Terminal Passengers (in thousands):

Airport	May-22	May-23	% Change	Jan – May 22	Jan – May 23	% Change
Guadalajara	1,306.8	1,517.4	16.1%	5,869.6	7,153.7	21.9%
Tijuana*	1,014.9	1,088.7	7.3%	4,768.5	5,351.6	12.2%
Los Cabos	585.9	616.2	5.2%	2,852.1	3,369.2	18.1%
Puerto Vallarta	489.0	494.1	1.0%	2,620.7	3,154.8	20.4%
Montego Bay	365.6	402.8	10.2%	1,695.8	2,208.3	30.2%
Guanajuato	199.4	256.7	28.7%	950.8	1,226.7	29.0%
Hermosillo	170.2	177.0	4.0%	735.3	853.4	16.1%
Kingston	115.8	141.3	22.1%	500.9	682.2	36.2%
Mexicali	96.5	122.0	26.4%	490.4	603.6	23.1%
Morelia	96.6	111.9	15.9%	453.7	562.6	24.0%
La Paz	92.2	98.7	7.0%	434.1	426.6	(1.7%)
Aguascalientes	85.5	77.0	(10.0%)	377.9	363.6	(3.8%)
Los Mochis	37.4	39.5	5.8%	172.3	177.5	3.0%
Manzanillo	13.0	11.7	(10.0%)	77.1	84.8	10.0%
Total	4,668.6	5,155.0	10.4%	21,999.1	26,218.6	19.2%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	May-22	May-23	% Change	Jan – May 22	Jan – May 23	% Change
Tijuana	321.8	342.5	6.4%	1,574.2	1,755.8	11.5%

Highlights for the month:

  Seats and load factors: The number of seats available during May 2023 increased by 15.6%, compared to May 2022; load factors for the month went from 82.1% in May 2022 to 78.8% in May 2023.
  New routes:
  Los Cabos – Dallas-Fort Worth: Spirit
  Los Cabos – Houston: Spirit
  Los Cabos – Toluca – Cancun: Viva Aerobus
  Montego Bay – Dallas-Fort Worth: Frontier

COMPANY DESCRIPTION

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 01 800 563 00 47. The website is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: June 5, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer